            FORM 51-102F3
            Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2.	Date of Material Change

October 24, 2007

Item 3.	News Release

The news release was disseminated via Marketwire on October 25, 2007.

Item 4.	Summary of Material Change

Rubicon arranges a $10 million “bought deal” private placement financing of flow-through common shares.

Item 5.	Full Description of Material Change

Pursuant to the agreement dated October 24, 2007 between Rubicon and Research Capital Corporation (the “Underwriter”), the Underwriter will purchase, on a bought deal private placement basis, 4,651,200 flow-through common shares (the “Flow-Through Shares”) of Rubicon at a price of $2.15 per Flow-Through Share (the “Offering”).  The gross proceeds of the Offering will be $10,000,080. The Flow-Through Shares will be offered by way of private placement exemptions from prospectus requirements in such provinces of Canada as the Underwriter may designate.  A copy of the engagement agreement is attached hereto as Schedule “A”.

The Offering is scheduled to close on or about November 19, 2007, or such earlier or later date as Rubicon and the Underwriter may agree, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

In consideration for its services, the Underwriter will receive a commission of 7.0% of the proceeds of the Offering payable in non-flow through common shares of Rubicon at a deemed price of $1.78 per common share.  Rubicon will also be responsible for paying all reasonable out of pocket expenses of the Underwriter and its legal counsel in connection with the Offering.  The securities to be issued under the Offering will have a restricted period of four months and one day from the closing date.

The proceeds received by Rubicon from the sale of the Offering will be used by Rubicon to incur certain types of Canadian Exploration Expense (“CEE”) and Canadian Development Expense (“CDE”, which can be converted to CEE) as defined in the Income Tax Act (Canada) with respect to the ongoing exploration and development of its Red Lake mineral project or other Ontario-based mineral projects.

Rubicon will renounce 100% of such CEE in favour of original purchasers of the Flow-Through Shares with an effective date of December 31, 2007.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

Item 9.	Date of Report

November 1, 2007

        SCHEDULE “A”

PRIVATE & CONFIDENTIAL

October 24, 2007

Rubicon Minerals Corporation
1540 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6

Attention:              David W. Adamson
President & Chief Executive Officer

RE: RESEARCH CAPITAL’S BOUGHT-DEAL FINANCING PROPOSAL

David,

Research Capital Corporation (“Research” or the “Underwriter”) is pleased to present this offer (the “Offer”) to Rubicon Minerals Corporation (“Rubicon” or the “Company”) to purchase, as principals on a bought-deal private placement basis, 4,651,200 common shares on a “flow-through” basis (the “Flow-Through Shares”) of the Company at a price of $2.15 per Flow-Through Share (the “Issue Price”) for gross proceeds of $10,000,080 (the “Transaction”).

The Company hereby appoints Research to be the lead Underwriter and sole bookrunner for the Transaction.  Research may at its option invite another investment dealer to participate in the Transaction as part of a syndicate.
This offer is open for acceptance by the Company until 2:00 AM (Toronto time) on October 25, 2007 and is subject to reconfirmation by Research, prior to 8:30 AM (Toronto time) on October 25, 2007, failing which it shall be null and void (whether or not accepted prior thereto by the Company).

Subject to the Company’s acceptance of the Offer and Research’s re-confirmation, Research proposes to begin the Transaction process immediately following a press release to be issued by Research announcing the Transaction, with a view towards completion of the Transaction on or about the week of November 19, 2007 (the “Closing Date”) or such later or earlier date as Research and the Company may agree upon.

The following additional terms and conditions, including the terms set forth in the term sheet which are deemed to be incorporated into this letter agreement, will apply to Research’s engagement by the Company:
1.
The Company agrees, upon acceptance of this Offer and subject to re-confirmation by Research, to notify, and if necessary, request that the trading of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) be halted until a press release announcing the Transaction has been disseminated.  The Company authorizes the Underwriter to issue such a press release in substantially the form attached as Schedule “C” upon its acceptance of this letter agreement. The Underwriter will have the right to disseminate the pre-approved press release in Schedule “C” to such Canadian news services as they see fit.

2.
The Flow-Through Shares will be offered by way of private placement exemptions from prospectus requirements in such provinces of Canada as the Underwriter may designate. The Company hereby represents and warrants to the Underwriter that it is, and on the Closing Date of the Transaction it will be, a reporting issuer in one or more provinces of Canada and that it will take all steps necessary for it to comply with the applicable securities legislation to enable use of the applicable private placement exemptions and “resale of securities” regulations.

3.
While no prospectus, offering memorandum or similar document will be prepared, the Company, together with its legal counsel, will be responsible for the preparation of all materials, if any, to be used in connection with the Transaction, with the assistance of the Underwriter and their legal counsel. Any such materials of the Company shall be prepared in accordance with all applicable requirements of securities legislation and policies of those jurisdictions in which sales are to be effected.

4.
Proceeds from the Flow-Through Shares issued pursuant to the Transaction will be used to incur certain types of Canadian Exploration Expense (“CEE”) and Canadian Development Expense (“CDE”, which can be converted to CEE) as defined in the Income Tax Act (Canada) and renounce, for the 2007 taxation year, such CEE in favour of original purchasers of the Flow-Through Shares in an amount equal to the issue price for each Flow Through Share. In the event that the Company fails to renounce CEE corresponding to 100% of the gross proceeds from the issuance and sale of the Flow-Through Shares effective December 31, 2007, or if there is a reduction in the amount renounced, the Company agrees to indemnify the original purchasers for all additional taxes payable by such purchasers as a consequence.

5.
The Company will make available to the Underwriter and its agents all corporate and operating records, financial information, financial statements, information concerning the direct and indirect beneficial ownership of its securities and key officers reasonably required in order to permit an appropriate due diligence investigation of the business and affairs of the Company and its subsidiaries and affiliates in the context of the Transaction. The Company hereby represents and warrants to Research that as of the date first written above there is no material change or material fact relating to the Company which has not been disclosed publicly or to the Underwriter.

6.
The Company will pay the Underwriter an amount equal to 7.0% of the gross proceeds arising from the Transaction, payable in non “Flow-Through” common shares of the Company at a deemed price equal to $1.78 per common share.

7.
If, after the Company has executed this Offer, the Company does not proceed with the Transaction for any reason(s) within the scope of its control and during the period of 6 months after the termination of the agreement formed hereby the Company enters into a binding agreement in respect of an “Alternative Transaction” (as defined below), the Company agrees to pay all Expenses in accordance with paragraph (8) herein and any and all commissions and/or fees in accordance with paragraph (6) herein, to the extent such Expenses and commissions and/or fees have not already been paid by the Company. The commissions and/or fees that would otherwise be payable, and any unpaid Expenses shall be payable immediately following the completion of the Alternative Transaction. For greater certainty, in the event that this Offer is terminated by Research prior to acceptance and the Company subsequently enters into a binding agreement in respect of, or makes a public announcement in respect of, an Alternative Transaction, the Company shall have no obligation to pay any commissions and/or fees but shall remain liable for the Expenses.

An “Alternative Transaction” means any equity or debt financing, merger, leveraged buyout, management buyout, amalgamation, arrangement, business combination, take-over bid, insider bid, issuer bid, reorganization, joint venture, sale or exchange of a part of, all of, or substantially all of the assets or common shares of the Company or any similar transaction involving the Company with any arm's length party only where that party is introduced to the Company by Research in the course of the Transaction.

8.
The Company shall be responsible for all of its expenses and those of its legal counsel, auditors and any other third parties as the Company may engage in connection with the Transaction. Furthermore, whether or not the Transaction is completed, the Company will be responsible for all reasonable out of pocket expenses related to the Transaction incurred by the Underwriter and the Underwriter’s legal counsel, including but not limited to fees and disbursements of such legal counsel including all taxes applicable thereon (together, the “Expenses”).

9.
The definitive terms of our agreement will be governed by a formal underwriting agreement to be settled as soon as is reasonably practicable, but in any case prior to or on the Closing Date pursuant to which the Underwriter will agree to purchase the Flow-Through Shares or to find purchasers who will purchase the Flow-Through Shares in the place of the Underwriter. The underwriting agreement will be negotiated in good faith between the Company and the Underwriter and will contain industry standard representations and warranties by the Company; industry standard  termination provisions including "disaster out", “regulatory out” and "material adverse change out" clauses (but not a “market-out” clause) exercisable by the Underwriter until the Closing Date (as such clauses are defined by the regulations of the Investment Dealers Association of Canada), industry standard indemnification and contribution clauses and such other terms and conditions as are customary and appropriate in the circumstances.

10.
The Underwriter shall offer the Flow-Through Shares for sale only in compliance with all applicable securities laws. The Underwriter will not solicit offers to purchase or sell the Flow-Through Shares so as to require registration of the securities or filing of a prospectus or the preparation and delivery of an offering memorandum with respect to the distribution of the Flow-Through Shares under the laws of any jurisdiction, including, without limitation, Canada or the United States, and their respective provinces, states, territories or possessions. The Flow-Through Shares will be offered for sale pursuant to prospectus and registration exemptions to Canadian residents who are “accredited investors”, whether retail or institutional, as defined under National Instrument 45-106 Prospectus Exempt Distributions and to other eligible investors under prospectus and registration exemptions available under other Canadian statutes, instruments, policies or rules.

11.
The completion of the Transaction will be subject to and conditional on the receipt of any and all necessary regulatory, director, shareholder and stock exchange approvals, including listing on the Toronto Stock Exchange (the “TSX”) of the Flow-Through Shares, and the common shares issuable pursuant to paragraph (6).

12.
Except for the Transaction, the Company hereby agrees from and after the date hereof not to issue or sell any equity securities or financial instruments convertible or exchangeable into equity securities, other than for purposes of direct or indirect arm’s length acquisitions of mineral properties, compensation for services provided by officers, directors, employees and consultants, director or employee stock options or to satisfy existing instruments or agreements of the Company already issued as of the date hereof, until the 120th day following the Closing Date, without the prior consent of Research, such consent not to be unreasonably withheld.

13.
In connection with this engagement, the Company agrees to provide the Underwriter with the indemnity set out in Schedule “A” attached hereto.  The provisions of Schedule “A” shall survive the completion of the Transaction and shall survive the termination of this agreement. The indemnity agreement contained in Schedule “A” shall be in addition to any other liability which the Company may have to the Underwriter at law or in equity (including, without limitation, under the indemnity provisions to be included in the underwriting agreement) and shall remain in full force and effect regardless of any investigation made by or on behalf of the Underwriter.

14.
This agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts of law rules. This agreement supercedes any prior agreement, representation or understanding between the parties with respect to the subject matter hereof.

15.
This agreement, including the indemnity provisions contained in Schedule “A”, shall enure to the benefit of the respective successors and assigns of the parties hereto and of the indemnified parties, and the obligations and liabilities assumed in this agreement shall be binding upon their respective successors and assigns.

16.
If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

17.
At any time following closing of the Transaction, the Company hereby grants the Underwriter the right to place advertisements in financial and other newspapers and journals at the Underwriter’s own expense describing its services to the Company pursuant to the Transaction. Research shall provide the Company with a copy of any such advertisements prior to their publication.

REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK

Should you wish to accept this offer, please sign and return one copy of this letter to the attention of Howard Katz, Managing Director, Investment Banking, in person or via facsimile at (416) 860-7674 by not later than 2:00 AM (Toronto time) on October 25, 2007. Subject to reconfirmation by Research prior to 8:30 AM (Toronto time) on October 25, 2007, this letter shall become a binding agreement. This letter may be signed in one or more counterparts (by original or facsimile signature), each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

Yours very truly,
RESEARCH CAPITAL CORPORATION, on its own

behalf and on behalf of all underwriters

By:          ________________________
      Howard Katz
Managing Director, Investment Banking
Encl.:  Indemnity Agreement and Term Sheet

RUBICON MINERALS CORPORATION

By:          ________________________
               Authorized Signing Officer

Agreed to and accepted this 24th day of October, 2007.

RESEARCH CAPITAL CORPORATION

By:          ________________________

Authorized Signing Officer

Reconfirmed and accepted this 25th day of October, 2007.

SCHEDULE “A”
INDEMNITY AGREEMENT
All references to “Underwriter” herein shall be deemed to include both Research and the other investment dealer(s), unless the context otherwise requires.  In connection with the engagement (the “Engagement”) of Research Capital Corporation (“Research” or the “Underwriter”) as lead Underwriter and a syndicate to be formed by Research (as contemplated in, and pursuant to, a financing agreement engagement letter (the “FinancingAgreement”) between Research and Rubicon Minerals Corporation (“Rubicon” or the “Company”) dated October 24, 2007, the Company agrees to indemnify and hold harmless the Underwriter, each of its subsidiaries and each of their respective directors, officers, employees, partners, each other person, if any, controlling the Underwriter or any of its subsidiaries and each of the shareholders of the Underwriter (collectively, the “IndemnifiedParties” and individually, an “IndemnifiedParty”), from and against any and all losses (other than losses of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Engagement. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on behalf of or in right of the Company for or in connection with the Engagement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted primarily from the negligence, breach of applicable laws, breach of the Financing Agreement or wilful misconduct of such Indemnified Party. The Company will not, without Research's prior written consent, which shall not be unreasonably withheld or delayed, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.
If and to the extent that a court of competent jurisdiction, in a final non-appealable judgement, determines that a Claim was caused by or resulted from an Indemnified Party’s breach of the Financing Agreement or its negligence or wilful misconduct, this indemnity shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall forthwith reimburse any funds advanced by Rubicon to the Indemnified Party pursuant to this indemnity in respect of such Claim.

Promptly after receiving notice of an action, suit, proceeding, investigation or claim against the Underwriter or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, such Underwriter or any such other Indemnified Party will notify the Company in writing of the particulars thereof, provided that the omission so to notify the Company shall not relieve the Company of any liability which it has to the Underwriter or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, investigation or claim or results in any material increase in the liability which the Company has under this indemnity.
The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were caused by the negligence, breach of law, breach of the Financing Agreement or wilful misconduct of the Indemnified Party.
If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Underwriter or any other Indemnified Party or is insufficient to hold the Underwriter or any other Indemnified Party harmless, the Company shall contribute to the amount paid or payable by the Underwriter or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriter or any other Indemnified Party on the other hand but also the relative fault of the Company, the Underwriter or any other Indemnified Party as well as any relevant equitable considerations, provided that the Company shall in any event contribute to the amount paid or payable by the Underwriter or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the commissions and other consideration received by the Underwriter under the Financing Agreement.
The Company also agrees to reimburse the Underwriter for the time spent by its personnel in connection with any Claim at their normal per diem rates if the Indemnified Parties are entitled to indemnification hereunder. The Underwriter may retain one counsel to separately represent them in the defence of a Claim, which shall be at the Company’s expense if (i) the Company does not promptly assume the defence of the Claim, (ii) the Company agrees to separate representation or (iii) the Underwriter is advised by counsel in writing that there is an actual or potential conflict in the Company and the Underwriter’s respective interests or additional defences are available to the Underwriter, which makes representation by the same counsel inappropriate; provided that in any event the Company will not be responsible for the costs of more than one additional counsel for all of the Indemnified Parties.
The obligations of the Company hereunder are in addition to any liabilities which the Company may otherwise have to the Underwriter or any other Indemnified Party.

SCHEDULE “B”

TERM SHEET

Issuer:	Rubicon Minerals Corporation (“Rubicon” or the “Company”).
Issue:
Bought-deal private placement of 4,651,200 common shares on a “flow-through” basis (the “Flow-Through Shares”) of the Company at a price of $2.15 per Flow-Through Share for total proceeds of $10,000,080.

Issue Price:	$2.15 per Flow-Through Share.
Hold Period:	The securities to be issued under the Transaction will have a restricted period of four months and one day from the Closing Date.
Offering Jurisdictions:
The Flow-Through Shares will be offered by way of private placement exemptions from prospectus requirements in such provinces of Canada as the Underwriter may designate. The Company hereby represents and warrants to the Underwriter that it is, and on the Closing Date of the Transaction it will be, a reporting issuer in one or more provinces of Canada and that it will take all steps necessary for it to comply with the applicable provisions of National Instrument 45-102 – Resale of Securities (“Instrument 45-102”) such that the purchasers of the Flow-Through Shares will be able to avail themselves of the four month (from the Closing Date) “hold period” in respect of the securities comprising the Flow-Through Shares in accordance with Instrument 45-102.

Listing:	The Flow-Through Shares and the common shares issued as commission shall be listed for trading on the Toronto Stock Exchange under Rubicon’s stock symbol, “RMX”.
Closing Date:
Payment for, and delivery of, the Flow-Through Shares is to occur on or about the week of November 19, 2007 or such earlier or later date as the Underwriter and the Company may agree (the “Closing Date”).

Use of Proceeds:
The proceeds received by the Company from the sale of the Flow-Through Shares will be used by the Company to incur CEE and CDE with respect to the ongoing exploration and development of its Red Lake mineral project or other Ontario-based mineral projects.
Proceeds from the Flow-Through Shares issued pursuant to the Transaction will be used to incur certain types of Canadian Exploration Expense (“CEE”) and Canadian Development Expense (“CDE”, which can be converted to CEE) as defined in the Income Tax Act (Canada) and renounce, for the 2007 taxation year, such CEE in favour of original purchasers of the Flow-Through Shares in an amount equal to the issue price for each Security. In the event that the Company fails to renounce CEE corresponding to 100% of the gross proceeds from the issuance and sale of the Flow-Through Shares effective December 31, 2007, or there is a reduction in the amount renounced, the Company agrees to indemnify the purchasers for all additional taxes payable by such purchasers as a consequence.

Commission:	7.0% payable in non “Flow-Through” common shares at a deemed price of $1.78 per common share.

SCHEDULE “C”
PRESS RELEASE

For Immediate Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Rubicon Minerals Corporation to raise $10 million through bought deal offering

Vancouver, Canada — October 25, 2007 — Rubicon Minerals Corporation (TSX:RMX) today announced that it has entered into an agreement with Research Capital Corporation to act as lead underwriter, of a syndicate including, (the “Underwriter”), whereby the Underwriter will purchase, on a bought deal private placement basis, 4,651,200 common shares on a “flow-through” basis (the “Flow-Through Shares”) of Rubicon at a price of $2.15 per Flow-Through Share (the “Transaction”) representing a 21% premium to the prior day close.  The gross proceeds of the offering will be $10,000,080.  The Flow-Through Shares will be offered by way of private placement exemptions from prospectus requirements in such provinces of Canada as the Underwriter may designate.

The Transaction is scheduled to close on or about November 19, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

In consideration for their services, the Underwriter will receive a commission of 7.0% of the gross proceeds of the Transaction payable in common shares of the Company at a deemed price of $1.78 per common share.

The proceeds received by the Company from the sale of the Transaction will be used by the Company to incur CEE and CDE with respect to the ongoing exploration and development of its Red Lake mineral property or other Ontario-based mineral projects.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautions Regarding Forward-Looking Statements

Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may describe expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Rubicon as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Rubicon, risks associated with the mining industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information. Assumptions relating to certain forward-looking information contained in this press release are set out herein. Although Rubicon believes that the expectations reflected in the forward-looking statements set out in this press release or incorporated herein by reference are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Rubicon contained in this press release, or incorporated herein by reference, are expressly qualified, in their entirety, by this cautionary statement.

For further information, contact
Bill Cavalluzzo, Vice President-Investor Relations

Toll free: 1.866.365.4706

E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation
Suite 1540-800 West Pender Street
Vancouver BC CANADA V6C 2V6